

02005266

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NF 1-7-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-31406

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MLW Mutual Funds, Inc.



JAN 07 2002

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Greycliff Terrace
(No. and Street)

Henderson	Nevada	89009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary D. Lackey (702) 567-5611
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name . . . if individual, state last, first, middle name)

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

Piercy, Bowler, Taylor & Kern

6100 Elton Ave. Suite 1000	Las Vegas	Nevada	89107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an Independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Mary D. Lackey, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of MLW Mutual Funds, Inc., as of 09/30/01, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

County of Clark
State of Nevada

Signature

President (Broker/Dealer)
Title

Subscribed and sworn
to before me this
21st day of December, 2001
Brenda L McCarthy

Notary Public


NOTARY PUBLIC
STATE OF NEVADA
County of Clark
BRENDA L. McCARTHY
Appt. No. 01-68440-1
My Appt. Expires April 27, 2005

This report* contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.†
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*


PBTK
PERCY BOWLER
TAYLOR & KERN

U.S. POST OFFICE
DELAYED


SEC MAIL PROCESSING
RECEIVED
JAN 0 7 2002
364
WASH, D.C. SECTION

MLW MUTUAL FUNDS, INC.

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2001



(702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

MLW MUTUAL FUNDS, INC.
SEPTEMBER 30, 2001

CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
MLW Mutual Funds, Inc.
Henderson, Nevada

We have audited the accompanying balance sheet of MLW Mutual Funds, Inc. (the Company) as of September 30, 2001, and the related statements of income and stockholders' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of September 30, 2000, were audited by other auditors whose report dated November 9, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the MLW Mutual Funds, Inc. as of September 30, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Piercy Bowler Taylor & Kern

November 27, 2001


(702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

MLW MUTUAL FUNDS, INC.
BALANCE SHEET
SEPTEMBER 30, 2001

ASSETS		
Current assets		
Cash	$	68,679
Due from related parties		8,242
Prepaid expenses and other		5,111
		82,032
Property and equipment, net		1,964
	$	83,996
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$	1,311
Accrued expenses		1,535
Deferred income taxes		621
		3,467
Stockholders' equity		
Common stock, no par value, 1,000,000 shares authorized, 6,667 shares issued and outstanding		6,667
Additional paid-in capital		6,800
Retained earnings		67,062
		80,529
	$	83,996

See notes to financial statements.

MLW MUTUAL FUNDS, INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2001

Revenue	$	150,564
Expenses		147,271
Income from operations		3,293
Interest income		2,814
Income before income taxes		6,107
Income tax expense		(916)
Net income	$	5,191

See notes to financial statements.

MLW MUTUAL FUNDS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
SEPTEMBER 30, 2001

	Number of shares issued and out-standing	Common stock par value	Contributed capital	Retained earnings
Balance, October 1, 2000	6,667	$ 6,667	$ 6,800	$ 61,871
Net income				5,191
Balance, September 30, 2001	6,667	$ 6,667	$ 6,800	$ 67,062

See notes to financial statements

MLW MUTUAL FUNDS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2001

Operating activities		
Net cash provided by operating activities	$	1,414
Investing activities		
Purchase of property and equipment		(2,043)
Net decrease in cash		(629)
Cash, beginning of year		69,308
Cash, end of year	$	68,679

See notes to financial statements.

1. Nature of operations and background information:

Business activities. MLW Mutual Funds, Inc., a corporation, (the Company) buys and sells mutual fund shares on behalf of its clients, and receives commission revenue as a result of the transactions.

The Company does not hold funds for customers. The Company has a clearing agreement with an unrelated third party for clearing and execution services including, but not limited to, maintaining accounts and holding funds for customers of the Company on a fully disclosed basis.

2. Summary of significant accounting policies:

Use of estimates. Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts, some of which may require revision in future periods.

Property and equipment. Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

3. Due from related parties:

Amounts due from related parties as of the balance sheet date presented resulted from advances to shareholders and excess commissions paid to management on the sale of mutual funds.

4. Property and equipment:

As of the balance sheet date presented, property and equipment consists of the following:

Equipment, furniture, and fixtures	$	6,243
Less accumulated depreciation		(4,279)
	$	1,964

5. Net capital requirements:

The Company is subject to the net capital provisions of the Security Exchange Act of 1934. The rules adopted by the Securities and Exchange Commission prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness to net capital, as defined, exceeds 10 to 1, or if its net capital, as defined, falls below a specifed level (in this case, $25,000 in 2001). Net capital and the related net capital ratio may fluctuate on a daily basis. As of September 30, 2001, the net capital ratio of the Company was .05 to 1, and its net capital was $65,212. Therefore, the Company was in compliance with these requirements.

6. Contingencies:

On September 11, 2001, the United States was subjected to extensive terrorist attacks likely to have far-reaching effects on economic activity in the country for an indeterminate period. The near- and long-term impact on the nation's economy and the Company's business cannot be predicted at this time but may be substantial.

7. Income taxes:

The components of the income tax provision as of September 30, 2001 are as follows:

Current	$	295
Deferred		621
	$	916

The Company's tax rate is less than the maximum tax rate for corporations because of the effect of the surtax exemption.

8. Supplemental cash flow information:

Reconciliation of net income to net cash provided by operating activities		
Net income	**$**	**5,191**
Depreciation		**79**
Increase in operating (assets) liabilities		
Related party receivables		**(259)**
Prepaid expenses and other		**(1,814)**
Accounts payable		**872**
Accrued expenses		**(3,276)**
Deferred income taxes		**621**
Net cash provided by operating activities	**$**	**1,414**

SUPPLEMENTAL INFORMATION

MLW MUTUAL FUNDS, INC.
SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2001

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES AND EXCHANGE COMMISSION

Total stockholders' equity qualified for net capital	$	80,529
Deductions from and/or charges to net worth:		
Non-allowable assets		(15,317)
Net capital	$	65,212
Minimum net capital requirement	$	25,000
Aggregate indebtedness	$	3,467
Excess net capital @ 1000%	$	64,865
Ratio of aggregate indebtedness to total net capital		.05 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of September 30, 2001):		
Net capital, per the Company's unaudited focus report	$	64,552
Audit adjustments, net		660
Net capital	$	65,212

See notes to financial statements

MLW MUTUAL FUNDS, INC.
SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2001

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements Under Rule 15C3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement under paragraph (k)(2) of this Rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement since it does not perform clearing services or carry customer accounts. The Company does not routinely receive customer funds or securities.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts Under Regulation 1.16 of the Commodity Futures Trading Commission:

The Company does not broker or deal commodity futures or options and is, therefore, exempt from this requirement.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MLW Mutual Funds, Inc.
Henderson, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of MLW Mutual Funds, Inc. (the Company), for the year ended September 30, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Horwath (702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the National Securities Clearing Corporation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Piercy Bowler Taylor & Kern

November 27, 2001

FORM X-17A-5

3/88

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

MLW Mutual Funds, Inc. [13]

SEC FILE NO. 8-31406 [1

FIRM ID. NO. 14921 [1

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

741 Greycliff Terrace [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 10/01/00 [2

AND ENDING (MM/DD/YY) 09/30/01 [2

Henderson [21] Nevada [22] 89009 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary D. Lackey [30]

(Area Code)—Telephone No. (702) 567-5611 [31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT [32] [34] [36] [38]

OFFICIAL USE [33 [35 [37 [39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20th day of December 2001

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MLW Mutual Funds, Inc. | N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/01

SEC FILE NO. 8-31406

Consolidated [ ]
Unconsolidated [ ]

ASSETS

	Allowable		Non-Allowable		Total
1. Cash	$ 68,679	200			$ 68,679
2. Receivables from brokers or dealers:					
A. Clearance account		295			
B. Other		300	$	550	
3. Receivables from non-customers		355	13,353	600	13,353
4. Securities and spot commodities owned, at market value:					
A. Exempted securities		418			
B. Debt securities		419			
C. Options		420			
D. Other securities		424			
E. Spot commodities		430			
5. Securities and/or other investments not readily marketable:					
A. At cost $ [130]					
B. At estimated fair value		440		610	
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	
A. Exempted securities $ [150]					
B. Other securities $ [160]					
7. Secured demand notes: market value of collateral:		470		640	
A. Exempted securities $ [170]					
B. Other securities $ [180]					
8. Memberships in exchanges:					
A. Owned, at market $ [190]					
B. Owned, at cost				650	
C. Contributed for use of the company, at market value				660	
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,964	680	1,964
11. Other assets		535		735	
12. TOTAL ASSETS	$ 68,679	540	$ 15,317	740	$ 83,996

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MLW Mutual Funds, Inc. as of 09/30/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total
13. Bank loans payable	$	1045	$	1255	$
14. Payable to brokers or dealers:					
A. Clearance account		1114		1315	
B. Other		1115		1305	
15. Payable to non-customers		1155		1355	
16. Securities sold not yet purchased, at market value				1360	
17. Accounts payable, accrued liabilities, expenses and other	3,467	1205		1385	3,467
18. Notes and mortgages payable:					
A. Unsecured		1210			
B. Secured		1211		1390	
19. Liabilities subordinated to claims of general creditors:					
A. Cash borrowings:				1400	
1. from outsiders $ [970]					
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]					
B. Securities borrowings, at market value: from outsiders $ [990]				1410	
C. Pursuant to secured demand note collateral agreements:				1420	
1. from outsiders $ [1000]					
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]					
D. Exchange memberships contributed for use of company, at market value				1430	
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	
20. TOTAL LIABILITIES	$ 3,467	1230	$	1450	$ 3,467

Ownership Equity

	Total
21. Sole proprietorship	$
22. Partnership (limited partners $ [1020])	
23. Corporation:	
A. Preferred stock	
B. Common stock	6,667
C. Additional paid-in capital	6,800
D. Retained earnings	67,062
E. Total	80,529
F. Less capital stock in treasury	(0)
24. TOTAL OWNERSHIP EQUITY	$ 80,529
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 83,996

OMIT PE

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MLW Mutual Funds, Inc. as of 09/30/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 80,529
2.	Deduct ownership equity not allowable for Net Capital			(0)
3.	Total ownership equity qualified for Net Capital			80,529
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
	B. Other (deductions) or allowable credits (List)			
5.	Total capital and allowable subordinated liabilities			$
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 15,317	3540	
	B. Secured demand note deficiency		3590	
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600	
	D. Other deductions and/or charges		3610	(15,317)
7.	Other additions and/or allowable credits (List)			
8.	Net capital before haircuts on securities positions			$ 65,212
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments	$	3660	
	B. Subordinated securities borrowings		3670	
	C. Trading and investment securities:			
	1. Exempted securities		3735	
	2. Debt securities		3733	
	3. Options		3730	
	4. Other securities		3734	
	D. Undue Concentration		3650	
	E. Other (List)		3736	( )
10.	Net Capital			$ 65,212

OMIT PE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MLW Mutual Funds, Inc. as of 09/30/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 231
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 25,000
13.	Net capital requirement (greater of line 11 or 12)	$ 25,000
14.	Excess net capital (line 10 less 13)	$ 40,212
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 64,865

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 3,467
17.	Add:			
	A. Drafts for immediate credit	$	3800	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810	
	C. Other unrecorded amounts (List)	$	3820	$ 0
19.	Total aggregate indebtedness			$ 3,467
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 5%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% N/A

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$
24.	Net capital requirement (greater of line 22 or 23)	$
25.	Excess net capital (line 10 less 24)	$
26.	Net capital in excess of the greater of:	
	A. 6% of combined aggregate debit items or $120,000	$
	B. 7% of combined aggregate debit items or $120,000	$

OMIT PE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MLW Mutual Funds, Inc.

For the period (MMDDYY) from 10/01/00 [3932] to 09/30/01

Number of months included in this statement 12

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	
b. Commissions on listed option transactions		
c. All other securities commissions		
d. Total securities commissions		
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		
b. From all other trading		
c. Total gain (loss)		
3. Gains or losses on firm securities investment accounts		
4. Profit (loss) from underwriting and selling groups		
5. Revenue from sale of investment company shares		150,564
6. Commodities revenue		
7. Fees for account supervision, investment advisory and administrative services		
8. Other revenue		2,814
9. Total revenue	$	153,378

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	108,456
11. Other employee compensation and benefits		11,184
12. Commissions paid to other broker-dealers		
13. Interest expense		
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		2,425
15. Other expenses		25,206
16. Total expenses	$	147,271

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	6,107
18. Provision for Federal income taxes (for parent only)		916
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		
22. Net income (loss) after Federal income taxes and extraordinary items	$	5,191

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

~KER OR DEALER MLW Mutual Funds, Inc.

For the period (MMDDYY) from 10/01/00 to 09/30/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 75,338
A. Net income (loss)		5,191
B. Additions (Includes non-conforming capital of	$ [4262])	
C. Deductions (Includes non-conforming capital of	$ [4272])	
2. Balance, end of period (From item 1800)		$ 80,529

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A
A. Increases	
B. Decreases	
4. Balance, end of period (From item 3520)	$

OMIT PE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MLW Mutual Funds, Inc. as of 09/30/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 X

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained ....

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ 4335

D. (k) (3)—Exempted by order of the Commission ....

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	
4610	4611	4612	4613	4614	
4620	4621	4622	4623	4624	
4630	4631	4632	4633	4634	
4640	4641	4642	4643	4644	
4650	4651	4652	4653	4654	
4660	4661	4662	4663	4664	
4670	4671	4672	4673	4674	
4680	4681	4682	4683	4684	
4690	4691	4692	4693	4694	

TOTAL $ ______ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

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